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                             KANDERS & COMPANY, INC.
                               TWO SOUNDVIEW DRIVE
                          GREENWICH, CONNECTICUT 06830


                                 March 20, 2002


Mr. Stephen P. Jeffrey
Chairman, President and Chief Executive Officer;
and the Secretary and Board of Directors
Clarus Corporation
3970 Johns Creek Court
Suwanee, Georgia 30024

Dear Sirs:

         We are writing to you as a significant shareholder (owner of 724,000 shares of the Company's stock held in street name) to express our concerns regarding the decline in the overall performance of Clarus Corporation (the "Company") and the negative performance of the Company's common stock.
Specifically:

         o The Company's revenues during the first three (3) quarters of 2001 decreased 34.7%, 40.6% and 77.7% respectively, from a year ago.

         o The Company's common stock is currently trading near the bottom of its 52 week range, less than three (3%) percent of its peak price of $136.00 per share two years ago and at approximately 50% of management's lowered forecast of the Company's cash low watermark for fiscal year 2002.

         o The high turnover of senior management, including the loss of the Company's Executive Vice President and Chief Strategy Officer in the face of an extremely challenging sales environment.

         o Management's withdrawal of its forecast of being cash flow positive in fiscal year 2002.

         o    Current cash burn rate of approximately $4 million a quarter.

         o    No sign of improved traction of the Company's software technology.

         Unfortunately, the Company's efforts to address these concerns have not been successful.

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Mr. Stephen P. Jeffrey
Clarus Corporation
March 20, 2002
Page 2


         We are dismayed by the Company's lack of success in responding to these issues. To date, the Company's business strategies have failed to maximize the Company's assets for the benefit of stockholders resulting in a stagnant stock price. As you know a stagnant share valuation restricts the Company's ability to motivate and build wealth for employees, thereby reducing its ability to attract high caliber talent, and to pursue accretive acquisitions.

         It is therefore critical that the Company consider various strategic alternatives to its current strategy of "business as usual" by promptly implementing certain specific actions to enhance shareholder value, including:

              o My appointment or election to the Board of Directors, together with two of my colleagues, persons with substantial economic and financial expertise and business acumen to present the Company with, and who are capable of implementing, strategic alternatives.

              o Retention of a recognized investment banking firm to evaluate the potential sale of the Company's software technology and maximize shareholder value through redeployment of the Company's capital, including cash and NOL.

              o Drastically reduce the Company's burn rate pending Board review of the strategic alternatives presented.

              My two colleagues and I meet all the criteria for serving on the Board of Directors required by applicable law and the Company's bylaws and are amenable to serving as directors of the Company if nominated in connection with the Company's 2002 annual meeting of shareholders.

              By way of background, I have served as the Chairman of the Board of Armor Holdings, Inc. (NYSE) since January 1996, and Vice Chairman of the Board of Benson Eyecare Corporation (NYSE) from October 1992 to May 1996. I have a proven track record of significantly enhancing shareholder value, not only in Armor Holdings and Benson Eyecare, but with other small and midsize public companies, utilizing my substantial experience in mergers and acquisition strategies and investment activities. As Chairman of Armor Holdings my contributions to strategic planning, growth through acquisition, and investor relations have contributed to Armor's market capitalization increasing from $6 million to $800 million during the six years in which I have been involved. Similarly, during my tenure at Benson Eyecare, its financial performance and market capitalization increased in similar fashion. You can be assured that I will bring the same effort, expertise and recognition in the investment community to the benefit of Clarus.

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Mr. Stephen P. Jeffrey
Clarus Corporation
March 20, 2002
Page 3


              My two colleagues, Burtt R. Ehrlich and Nicholas Sokolow, who I am also proposing for nomination as directors of the Company, have also played active and strategic roles in Armor Holding's growth in their capacity as directors.

              For your review, listed below our biographical information.

              Warren B. Kanders: I am a 44 years old, an independent investor and financial consultant, and I have served as the Chairman of the Board of Armor Holdings, Inc. (NYSE) since January 1996. I also serve as a director on the Board of several investment companies including Avocet European Technology Fund Limited, a privately held investment company focused on public technology investments in the EU market, and from October 1992 to May 1996, I served as Vice Chairman of the Board of Benson Eyecare Corporation (NYSE). My address is c/o Kanders & Company, Inc., Two Soundview Drive, Greenwich, Connecticut 06830.

              Burtt R. Ehrlich: Mr. Ehrlich, also an independent investor, is 62 years old and has served as a director of Armor Holdings, Inc. since January 1996. He has also served as Chairman of the Board of Langer, Inc. (NASDAQ) since February 2001, and served as Chairman and Chief Operating Officer of Ehrlich Bober Financial Corp. (the predecessor of Benson Eyecare Corporation) from December 1986 until October 1992 and as a director of Benson Eyecare Corporation from October 1992 until November 1995. Mr. Ehrlich's address is Two Soundview Drive, 3rd Floor, Greenwich, CT 06830.

              Nicholas Sokolow: Mr. Sokolow, a practicing attorney, is 51 years old and has served as a director of Armor Holdings, Inc. since January 1996. Since 1994 he has been a partner in the law firm of Sokolow, Dunaud, Mercadier & Carreras, and from June 1973 until October 1994, Mr. Sokolow was an associate and partner in the law firm of Coudert Brothers. Mr. Sokolow's address is c/o Sokolow, Dunaud, Mercadier & Carreras, 55 Avenue Kleber, Paris 75016 France.

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Mr. Stephen P. Jeffrey
Clarus Corporation
March 20, 2002
Page 4


              This letter is submitted by me and on behalf of Messrs. Ehrlich and Sokolow, each as independent investors, and not as representatives of any other person. I am available to meet in person or by telephone with any director that wishes to discuss our comments or recommendations. Be assured that our interest in Clarus, as investors intent on improving its value to stockholders, is long term and we believe that other stockholders may share our view. I request that a copy of this letter be given to all members of the Company's Board of Directors and look forward to receiving a prompt response.

                                           Very truly yours,

                                           KANDERS & COMPANY, INC.


                                           By: /s/ Warren B. Kanders
                                              --------------------------------
                                               Warren B. Kanders, President